

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Via E-Mail
David Lam
Lion Lam Diamond Inc.
14520 Memorial Drive
Suite M206
Houston, Texas 77079

> **Re: Lion Lam Diamond Inc.**
> **Amendment Nos. 11 and 12 to Registration Statement on Form S-1**
> **Filed February 7, 2012**
> **File No. 333-172112**

Dear Mr. Lam:

We have reviewed your letter dated February 7, 2012 and your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Financial Data, page 7

1. Total Stockholder's deficit at December 31, 2011 does not agree to your financial statements. Please reconcile and revise.

2. Net profit/loss does not agree with your statement of operations at December 31, 2010. Please reconcile and revise.

3. We are unclear as to why you are presenting balance sheet data as of and for the period ended September 30, 2011. Please note that such information should correspond to the financial statements presented. Please revise.

Item 10. Interests of Named Experts and Counsel, page 18

4. Please update this section to refer to the financial statements for the period through December 31, 2011.

Mr. David Lam
Lion Lam Diamond Inc.
February 21, 2012
Page 2

Item 11. Information With Respect to the Registrant, page 19

Financial Projections, page 21

5. Please clarify to provide a reference point to the 1ˢᵗ, 2ⁿᵈ and 3ʳᵈ year milestones. In other
    words, state whether they are based off of the date you were incorporated, close of this
    offering or some other measure. Please update your disclosure, as applicable.

Management's Discussion and Analysis of Financial Condition, page 25

Results of Operations, page 27

6. In the first paragraph, please revise to conform the amount of loss since inception to that
    reflected in the financial statements.

Executive Compensation, page 29

7. In updating your Summary Compensation Table, it appears that you have removed your
    information pertaining to the fiscal year ended December 31, 2010. Please revise to
    include it, consistent with Item 402(n) of Regulation S-K.

Financial Statements

Statement of Cash Flows, page F-4

8. We note you report $2,300 as interest expense in the statement of income and $2,300 as
    an adjustment to net loss in the statement of cash flows. If both items relate to the same
    set of events, we are unclear as to how you can have interest expense and interest
    forgiven as one is an expense and the other is income. Please review and revise your
    presentation or explain to us in detail.

    You may contact James Allegretto, Staff Accountant, at (202) 551-3336 if you have
questions regarding comments on the financial statements and related matters. Please contact
Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director